FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 25, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: June 25, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2014 and 2015 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Advanced Semiconductor Engineering, Inc.

We have reviewed the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. and its subsidiaries (collectively the “Group”) as of March 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2014 and 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China (the “FSC”).

As discussed in Note 3 to the consolidated financial statements, the Group has applied the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS, and Interpretations of IAS endorsed by the FSC from January 1, 2015. Therefore, the Group retrospectively applied the aforementioned standards and interpretations and adjusted the affected items in the consolidated financial statements of the preceding periods.

Our reviews also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

May 8, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	January 1, 2014 (Audited after Adjusted)	March 31, 2014 (Reviewed after Adjusted)	December 31, 2014 (Audited after Adjusted)	March 31, 2015 (Reviewed)
	NT$	NT$	NT$	NT$	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$45,026,371	$43,577,488	$51,694,410	$49,414,436	$1,581,768
Financial assets at fair value through profit or loss - current (Notes 4, 5 and 7)	2,764,269	3,366,614	4,988,843	4,530,291	145,016
Available-for-sale financial assets - current (Notes 4 and 8)	2,376,970	1,922,038	1,533,265	979,247	31,346
Trade receivables, net (Notes 4 and 10)	43,235,573	37,856,827	52,920,810	43,009,481	1,376,744
Other receivables (Note 4)	422,345	616,417	537,122	515,914	16,515
Current tax assets (Note 4)	150,596	187,271	65,312	95,998	3,073
Inventories (Notes 4, 5 and 11)	16,281,236	15,495,215	20,163,093	23,450,499	750,656
Inventories related to real estate business (Notes 4, 5, 12, 23 and 32)	18,589,255	20,773,954	23,986,478	24,154,597	773,194
Other financial assets - current (Notes 4 and 32)	278,375	300,331	638,592	653,430	20,916
Other current assets	3,051,492	3,046,023	3,427,265	2,802,354	89,704

	132,176,482	127,142,178	159,955,190	149,606,247	4,788,932

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	1,140,329	1,133,960	941,105	885,778	28,354
Investments accounted for using the equity method (Notes 4 and 13)	1,216,201	1,474,698	1,492,441	1,589,231	50,872
Property, plant and equipment (Notes 4, 5, 14, 23, 32 and 33)	131,497,331	130,422,379	151,587,115	150,055,369	4,803,309
Goodwill (Notes 4, 5 and 15)	10,347,820	10,382,862	10,445,415	10,426,821	333,765
Other intangible assets (Notes 4, 5, 16 and 23)	1,605,824	1,563,584	1,467,871	1,487,676	47,621
Deferred tax assets (Notes 4 and 5)	3,783,265	3,987,269	4,506,972	4,612,250	147,639
Other financial assets - non-current (Notes 4 and 32)	354,993	342,843	367,345	364,520	11,668
Long-term prepayments for lease (Note 17)	4,072,281	2,489,578	2,585,964	2,519,823	80,660
Other non-current assets	637,163	896,884	635,350	941,817	30,148

	154,655,207	152,694,057	174,029,578	172,883,285	5,534,036

TOTAL	$286,831,689	$279,836,235	$333,984,768	$322,489,532	$10,322,968

(Continued)

	January 1, 2014 (Audited after Adjusted)	March 31, 2014 (Reviewed after Adjusted)	December 31, 2014 (Audited after Adjusted)	March 31, 2015 (Reviewed)
	NT$	NT$	NT$	NT$	US$
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term borrowings (Note 18)	$44,618,195	$33,853,530	$41,176,033	$36,660,840	$1,173,523
Financial liabilities at fair value through profit or loss - current (Notes 4, 5 and 7)	1,853,304	2,413,941	2,651,352	3,701,350	118,481
Derivative financial liabilities for hedging - current (Notes 4, 5 and 9)	3,310	515	—	—	—
Trade payables	28,988,976	25,471,468	35,411,281	31,705,893	1,014,913
Other payables (Note 20)	14,758,553	15,840,371	22,364,516	19,935,228	638,132
Current tax liabilities (Note 4)	3,000,869	3,282,799	4,150,036	4,552,116	145,714
Advance real estate receipts	19,248	30	480,325	863,767	27,649
Current portion of bonds payable (Notes 4 and 19)	731,438	741,695	—	—	—
Current portion of long-term borrowings (Notes 18 and 32)	5,276,206	5,032,977	2,831,007	1,147,234	36,723
Other current liabilities	1,585,177	1,540,356	2,134,917	2,190,160	70,108

Total current liabilities	100,835,276	88,177,682	111,199,467	100,756,588	3,225,243

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 19)	20,582,567	20,975,751	31,270,131	31,092,655	995,283
Long-term borrowings (Notes 18 and 32)	29,580,659	29,008,600	24,104,424	24,750,020	792,254
Deferred tax liabilities (Notes 4 and 5)	2,663,767	2,968,402	3,932,819	4,021,104	128,716
Long-term payables	894,150	548,460	—	—	—
Net defined benefit liabilities (Notes 3, 4 and 5)	4,545,960	4,613,314	4,382,530	4,413,761	141,286
Other non-current liabilities	651,171	617,384	657,392	807,333	25,843

Total non-current liabilities	58,918,274	58,731,911	64,347,296	65,084,873	2,083,382

Total liabilities	159,753,550	146,909,593	175,546,763	165,841,461	5,308,625

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Notes 4 and 22)
Share capital	78,180,258	78,337,123	78,715,179	79,187,950	2,534,826
Capital surplus	7,920,220	8,243,326	16,013,058	16,094,169	515,178
Retained earnings
Legal reserve	8,720,971	8,720,971	10,289,878	10,289,878	329,382
Special reserve	3,663,930	3,663,930	3,353,938	3,353,938	107,360
Unappropriated earnings	26,521,201	29,970,876	38,737,422	43,206,623	1,383,054
Total retained earnings	38,906,102	42,355,777	52,381,238	56,850,439	1,819,796
Other equity	(102,616)	1,636,356	5,068,539	3,489,285	111,693
Treasury shares	(1,959,107)	(1,959,107)	(1,959,107)	(7,292,513)	(233,435)

Equity attributable to owners of the Company	122,944,857	128,613,475	150,218,907	148,329,330	4,748,058

NON-CONTROLLING INTERESTS (Notes 4 and 22)	4,133,282	4,313,167	8,219,098	8,318,741	266,285

Total equity	127,078,139	132,926,642	158,438,005	156,648,071	5,014,343

TOTAL	$286,831,689	$279,836,235	$333,984,768	$322,489,532	$10,322,968
					(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 8, 2015)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2014 (Reviewed after Adjusted)	2015 (Reviewed)
	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$54,699,586	$64,662,158	$2,069,851

OPERATING COSTS (Notes 11, 21 and 23)	44,340,340	52,348,743	1,675,696

GROSS PROFIT	10,359,246	12,313,415	394,155

OPERATING EXPENSES (Notes 21 and 23)
Selling and marketing expenses	793,186	879,419	28,150
General and administrative expenses	2,189,342	2,594,411	83,048
Research and development expenses	2,292,045	2,547,317	81,540

Total operating expenses	5,274,573	6,021,147	192,738

PROFIT FROM OPERATIONS	5,084,673	6,292,268	201,417

NON-OPERATING INCOME AND EXPENSES
Other income (Note 23)	116,713	178,708	5,720
Other losses (Note 23)	(240,489)	(385,776)	(12,349)
Finance costs (Note 23)	(598,359)	(582,388)	(18,642)
Share of the profit or loss of associates (Note 4)	(64,226)	3,804	122

Total non-operating income and expenses	(786,361)	(785,652)	(25,149)

PROFIT BEFORE INCOME TAX	4,298,312	5,506,616	176,268

INCOME TAX EXPENSE (Notes 4, 5 and 24)	730,013	856,180	27,406

NET PROFIT FOR THE PERIOD	3,568,299	4,650,436	148,862

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	1,589,232	(1,715,519)	(54,914)
Unrealized gain (loss) on available-for-sale financial assets	58,173	(54,710)	(1,751)
Cash flow hedges	2,869	—	—

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2014 (Reviewed after Adjusted)	2015 (Reviewed)
	NT$	NT$	US$ (Note 4)

Share of other comprehensive income of associates	$138,250	$92,987	$2,976

Other comprehensive income for the period, net of income tax	1,788,524	(1,677,242)	(53,689)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$5,356,823	$2,973,194	$95,173

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$3,449,675	$4,469,201	$143,061
Non-controlling interests	118,624	181,235	5,801

	$3,568,299	$4,650,436	$148,862

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$5,188,647	$2,889,947	$92,508
Non-controlling interests	168,176	83,247	2,665

	$5,356,823	$2,973,194	$95,173

EARNINGS PER SHARE (Note 25)
Basic	$ 0.45	$ 0.58	$ 0.02
Diluted	$ 0.44	$ 0.56	$ 0.02
(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 8, 2015)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)
(Reviewed, Not Audited)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange
								Differences on	Unrealized Gain
	Share Capital			Retained Earnings				Translating	on Available-
	Shares					Unappropriated		Foreign	for-sale	Cash Flow				Non-controlling
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Operations	Financial Assets	Hedges	Total	Treasury Shares	Total	Interests	Total Equity

BALANCE AT JANUARY 1, 2014	7,787,827	$78,180,258	$7,908,870	$8,720,971	$3,663,930	$26,608,253	$38,993,154	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$123,020,621	$4,144,338	$127,164,959

Effect of retrospective application and retrospective adjustment	—	—	11,350	—	—	(87,052)	(87,052)	(62)	—	—	(62)	—	(75,764)	(11,056)	(86,820)

BALANCE AT JANUARY 1, 2014 AS ADJUSTED	7,787,827	78,180,258	7,920,220	8,720,971	3,663,930	26,521,201	38,906,102	(525,583)	426,246	(3,279)	(102,616)	(1,959,107)	122,944,857	4,133,282	127,078,139

Change in capital surplus from investments in associates accounted for by using equity	—	—	5,612	—	—	—	—	—	—	—	—	—	5,612	—	5,612

Net profit for the three months ended March 31, 2014 (adjusted)	—	—	—	—	—	3,449,675	3,449,675	—	—	—	—	—	3,449,675	118,624	3,568,299

Other comprehensive income for the three months ended March 31, 2014, net of income tax (adjusted)	—	—	—	—	—	—	—	1,541,254	194,849	2,869	1,738,972	—	1,738,972	49,552	1,788,524

Total comprehensive income for the three months ended March 31, 2014 (adjusted)	—	—	—	—	—	3,449,675	3,449,675	1,541,254	194,849	2,869	1,738,972	—	5,188,647	168,176	5,356,823

Issue of ordinary shares under employee share options	25,149	156,865	317,494	—	—	—	—	—	—	—	—	—	474,359	—	474,359

Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	11,709	11,709

BALANCE AT MARCH 31, 2014 AS ADJUSTED	7,812,976	$78,337,123	$8,243,326	$8,720,971	$3,663,930	$29,970,876	$42,355,777	$1,015,671	$621,095	$(410)	$1,636,356	$(1,959,107)	$128,613,475	$4,313,167	$132,926,642

BALANCE AT JANUARY 1, 2015	7,861,725	$78,715,179	$15,995,671	$10,289,878	$3,353,938	$38,753,462	$52,397,278	$4,541,153	$526,778	$—	$5,067,931	$(1,959,107)	$150,216,952	$8,219,139	$158,436,091

Effect of retrospective application and retrospective adjustment	—	—	17,387	—	—	(16,040)	(16,040)	608	—	—	608	—	1,955	(41)	1,914

BALANCE AT JANUARY 1, 2015 AS ADJUSTED	7,861,725	78,715,179	16,013,058	10,289,878	3,353,938	38,737,422	52,381,238	4,541,761	526,778	—	5,068,539	(1,959,107)	150,218,907	8,219,098	158,438,005

Net profit for the three months ended March 31, 2015	—	—	—	—	—	4,469,201	4,469,201	—	—	—	—	—	4,469,201	181,235	4,650,436

Other comprehensive income (loss) for the three months ended March 31, 2015, net of income tax	—	—	—	—	—	—	—	(1,617,364)	38,110	—	(1,579,254)	—	(1,579,254)	(97,988)	(1,677,242)

Total comprehensive income (loss) for the three months ended March 31, 2015	—	—	—	—	—	4,469,201	4,469,201	(1,617,364)	38,110	—	(1,579,254)	—	2,889,947	83,247	2,973,194

Buy-back of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	(5,333,406)	(5,333,406)	—	(5,333,406)

Issue of ordinary shares under employee share options	27,218	472,771	81,111	—	—	—	—	—	—	—	—	—	553,882	—	553,882

Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	16,396	16,396

BALANCE AT MARCH 31, 2015	7,888,943	$79,187,950	$16,094,169	$10,289,878	$3,353,938	$43,206,623	$56,850,439	$2,924,397	$564,888	$—	$3,489,285	$(7,292,513)	$148,329,330	$8,318,741	$156,648,071

US DOLLARS (Note 4)
BALANCE AT MARCH 31, 2015	7,888,943	$2,534,826	$515,178	$329,382	$107,360	$1,383,054	$1,819,796	$93,611	$18,082	$—	$111,693	$(233,435)	$4,748,058	$266,285	$5,014,343

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 8, 2015)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2014 (Reviewed after Adjusted)	2015 (Reviewed)
	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$4,298,312	$5,506,616	$176,268
Adjustments for:
Depreciation expense	6,269,956	7,256,998	232,298
Amortization expense	135,271	135,828	4,348
Net (gain) loss on fair value change of financial assets and liabilities at fair value through profit or loss	(326,296)	968,918	31,015
Interest expense	589,916	577,332	18,481
Interest income	(58,712)	(51,305)	(1,642)
Dividend income	(3,417)	(65,750)	(2,105)
Compensation cost of employee share options	33,487	12,875	412
Share of loss (profit) of associates	64,226	(3,804)	(122)
Impairment loss recognized on non-financial assets	58,668	—	—
Reversal of impairment loss recognized on non-financial assets	—	(216,787)	(6,939)
Net loss (gain) on foreign currency exchange	742,054	(387,455)	(12,403)
Others	105,946	324,051	10,373
Changes in operating assets and liabilities
Financial assets held for trading	308,372	535,510	17,142
Trade receivables	5,393,323	9,899,771	316,894
Other receivables	30,320	411	13
Inventories	144,372	(3,183,220)	(101,896)
Other current assets	(27,716)	528,999	16,933
Financial liabilities held for trading	(137,870)	(166,653)	(5,335)
Trade payables	(3,517,508)	(3,705,388)	(118,610)
Other payables	(22,647)	(1,417,585)	(45,377)
Other current liabilities	(73,957)	306,642	9,816
Other operating activities items	29,187	184,121	5,894
	14,035,287	17,040,125	545,458
Interest received	69,151	52,766	1,689
Dividend received	3,417	65,750	2,105
Interest paid	(556,723)	(559,232)	(17,901)
Income tax paid	(383,502)	(573,431)	(18,356)

Net cash generated from operating activities	13,167,630	16,025,978	512,995

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(23,879,381)	(31,598,532)	(1,011,475)
Proceeds on sale of financial assets designated as at fair value through profit or loss	24,072,435	31,595,385	1,011,374
Purchase of available-for-sale financial assets	(1,942,512)	(149,279)	(4,778)
Proceeds on sale of available-for-sale financial assets	2,370,171	700,404	22,420
Acquisition of associates	(100,000)	—	—
Payments for property, plant and equipment	(3,975,218)	(7,762,448)	(248,477)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)
(Reviewed, Not Audited)

	For the Three Months Ended March 31
	2014 (Reviewed after Adjusted)	2015 (Reviewed)
	NT$	NT$	US$ (Note 4)

Proceeds from disposal of property, plant and equipment	$17,536	$31,255	$1,000
Payments for intangible assets	(88,151)	(162,975)	(5,217)
Increase in other financial assets	(9,806)	(12,013)	(385)
Decrease (Increase) in other non-current assets	3,946	(32,942)	(1,054)

Net cash used in investing activities	(3,530,980)	(7,391,145)	(236,592)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term borrowings	(11,399,502)	(4,041,624)	(129,373)
Proceeds from long-term borrowings	4,853,794	5,005,910	160,240
Repayment of long-term borrowings	(6,123,956)	(5,803,317)	(185,766)
Proceeds from exercise of employee share options	452,581	557,403	17,843
Payments for buy-back of ordinary shares	—	(5,333,406)	(170,724)
Other financing activities items	2,505	(3,136)	(100)

Net cash used in financing activities	(12,214,578)	(9,618,170)	(307,880)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS	1,129,045	(1,296,637)	(41,506)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,448,883)	(2,279,974)	(72,983)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	45,026,371	51,694,410	1,654,751

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$43,577,488	$49,414,436	$1,581,768
			(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated May 8, 2015)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(Amounts in Thousands, Unless Stated Otherwise)
(Reviewed, Not Audited)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). The ordinary shares of its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd (the “USISH”), have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231”.

The functional currency of the Company and the reporting currency of the consolidated financial statements are both New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on May 8, 2015.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the 2013 version of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), Interpretations of IFRS (IFRIC), and Interpretations of IAS (SIC) endorsed by the FSC

Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC on April 3, 2014, stipulated that the Group should apply the 2013 version of IFRS, IAS, IFRIC and SIC (collectively, the “IFRSs”) endorsed by the FSC starting January 1, 2015.

Except for the following, whenever applied, the initial application of the 2013 IFRSs version would not have any material impact on the Group’s accounting policies:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the previous standards.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required by the previous standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The fair value measurements under IFRS 13 will be applied prospectively from January 1, 2015. Refer to Note 30 for related disclosures.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 requires items of other comprehensive income to be grouped into those items that (1) will not be reclassified subsequently to profit or loss; and (2) may be reclassified subsequently to profit or loss. Income taxes on related items of other comprehensive income are grouped on the same basis. Under current IAS 1, there were no such requirements.

The Group retrospectively applied the above amendments starting in 2015. Items that will not be reclassified subsequently to profit or loss are remeasurements of the defined benefit plans and share of remeasurements of the defined benefit plans of associates accounted for using the equity method. Items that may be reclassified to profit or loss are the exchange differences on translating foreign operations, unrealized gain (loss) on available-for-sale financial assets, cash flow hedges, and share of the other comprehensive income (except the share of the remeasurements of the defined benefit plans) of associates accounted for using the equity method. However, the application of the above amendments will not have any impact on the net profit, other comprehensive income (net of income tax), and total comprehensive income for the period.

4)	Revision to IAS 19 “Employee Benefits”

Revised IAS 19 requires the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminates the “corridor approach” permitted under current IAS 19 and accelerate the recognition of past service costs. The revision requires all remeasurements of the defined benefit plans to be recognized immediately through other comprehensive income in order for the net pension asset or liability to reflect the full value of the plan deficit or surplus. Remeasurement of the defined benefit plans is presented separately as other equity.

Furthermore, the interest cost and expected return on plan assets used in current IAS 19 are replaced with a “net interest” amount, which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

On initial application of the revised IAS 19, the changes in cumulative employee benefit costs as of January 1, 2014 resulting from the retrospective application are adjusted to net defined benefit liabilities, deferred tax assets, capital surplus, retained earnings, other equity and non-controlling interests; however, the carrying amount of inventory is not adjusted. In addition, in preparing the consolidated financial statements for the year ended December 31, 2015, the Group elects not to present 2014 comparative information about the sensitivity analysis of the defined benefit obligation.

The initial application of the 2013 IFRSs has no material impact on the current period. The impact on the prior reporting periods is set out below:

	As Originally Stated	Adjustments Arising from Retrospective Application	Adjusted

Impact on Assets, Liabilities and Equity

December 31, 2014

Deferred tax assets	$4,493,664	$13,308	$4,506,972
Net defined benefit liabilities	4,371,136	11,394	4,382,530
Capital surplus	15,995,671	17,387	16,013,058
Retained earnings	52,397,278	(16,040)	52,381,238
Other equity	5,067,931	608	5,068,539
Non-controlling interests	8,219,139	(41)	8,219,098

March 31, 2014

Deferred tax assets	3,972,035	15,234	3,987,269
Net defined benefit liabilities	4,523,706	89,608	4,613,314
Capital surplus	8,231,976	11,350	8,243,326
Retained earnings	42,431,026	(75,249)	42,355,777
Other equity	1,635,793	563	1,636,356
Non-controlling interests	4,324,205	(11,038)	4,313,167

January 1, 2014

Deferred tax assets	3,765,482	17,783	3,783,265
Net defined benefit liabilities	4,441,357	104,603	4,545,960
Capital surplus	7,908,870	11,350	7,920,220
Retained earnings	38,993,154	(87,052)	38,906,102
Other equity	(102,554)	(62)	(102,616)
Non-controlling interests	4,144,338	(11,056)	4,133,282

Impact on Total Comprehensive Income

For the three months ended March 31, 2014

Operating cost	44,350,522	(10,182)	44,340,340
Operating expense	5,279,386	(4,813)	5,274,573
Income tax expense	726,839	3,174	730,013
Net profit for the period	3,556,478	11,821	3,568,299

Items that may be reclassified to profit or loss:
Exchange differences on translating foreign operations	1,588,607	625	1,589,232
Total comprehensive income for the period	5,344,377	12,446	5,356,823

(Continued)

	As Originally Stated	Adjustments Arising from Retrospective Application	Adjusted

Net profit attributable to:
Owners of the Company	$3,437,872	$11,803	$3,449,675
Non-controlling interests	118,606	18	118,624

	$3,556,478	$11,821	$3,568,299

Total comprehensive income attributable to:
Owners of the Company	$5,176,219	$12,428	$5,188,647
Non-controlling interests	168,158	18	168,176

	$5,344,377	$12,446	$5,356,823

(Concluded)

5)	Annual Improvements to IFRSs: 2009-2011 Cycle

Several standards including IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”, IAS 32 “Financial Instruments: Presentation” and IAS 34 “Interim Financial Reporting” were amended in this annual improvement.

The amendments to IAS 1 clarify that an entity is required to present a balance sheet as at the beginning of the preceding period when a) it applies an accounting policy retrospectively, or makes a retrospective restatement or reclassifies items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the balance sheet at the beginning of the preceding period. The amendments also clarify that related notes are not required to accompany the balance sheet at the beginning of the preceding period.

The initial application of the 2013 IFRSs version in 2015 has material effect on the consolidated balance sheet as of January 1, 2014. In preparing the consolidated financial statements for the year ended December 31, 2015, the Group would present the consolidated balance sheet as of January 1, 2014 in accordance of the above amendments to IAS 1 and disclose related information in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, but the Group is not required to make disclosures about the line items of the balance sheet as of January 1, 2014.

b.	New IFRSs in issue but not yet endorsed by the FSC

The Group has not applied the following New IFRSs issued by the IASB but not yet endorsed by the FSC. As of the date the consolidated financial statements were authorized for issue, the FSC has not announced their effective dates.

New IFRSs	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

(Continued)

New IFRSs	Effective Date Announced by IASB (Note 1)

Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 2)
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosures”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	January 1, 2016 (Note 3)
Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment Entities: Applying the Consolidation Exception”	January 1, 2016
Amendment to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”	January 1, 2016
IFRS 14 “Regulatory Deferral Accounts”	January 1, 2016
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2017
Amendment to IAS 1 “Disclosure Initiative”	January 1, 2016
Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortization”	January 1, 2016
Amendments to IAS 16 and IAS 41 “Agriculture: Bearer Plants”	January 1, 2016
Amendment to IAS 19 “Defined Benefit Plans: Employee Contributions”	July 1, 2014
Amendment to IAS 36 “Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets”	January 1, 2014
Amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Note 3:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

 The initial application of the above New IFRSs, whenever applied, would not have any material impact on the Group’s accounting policies, except for the following:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Group’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Group takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period. Furthermore, the Group is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

4)	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Group sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Group loses control of a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Group sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated. Also, when the Group loses control of a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated.

5)	Amendment to IAS 1 “Disclosure Initiative”

The amendment clarifies that the consolidated financial statements should be prepared for the purpose of disclosing material information. To improve the understandability of its consolidated financial statements, the Group should disaggregate the disclosure of material items into their different natures or functions, and disaggregate material information from immaterial information.

The amendment further clarifies that the Group should consider the understandability and comparability of its consolidated financial statements to determine a systematic order in presenting its footnotes.

Except for the above impact, as of the date the consolidated financial statements were authorized for issue, the Group is continuously assessing the possible impact that the application of other standards and interpretations will have on the Group’s financial position and results of operations, and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” endorsed by the FSC. Disclosure information included in interim financial reports is less than disclosures required in a full set of annual financial reports.

b.	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date. Property, plant and equipment, intangible assets, other than assets classified as current are classified as non-current. Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date. Liabilities that are not classified as current are classified as non-current.

For the Group’s real estate business whose operating cycle is longer than one year, the length of the operating cycle is the basis for classifying the Group’s real estate related assets and liabilities as current or non-current.

d.	Basis of Consolidation

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries). Control is achieved when the Group:

—	has power over the investee;

—	is exposed, or has rights, to variable returns from its involvement with the investee; and

—	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group's voting rights in an investee are sufficient to give it power, including:

—	the size of the Group's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

—	potential voting rights held by the Group, other vote holders or other parties;

—	rights arising from other contractual arrangements; and

—	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Specifically, income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to non-controlling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control over a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (ii) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Group accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2)	Subsidiaries included in the consolidated financial statements

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	March 31, 2014	December 31, 2014	March 31, 2015

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0	100.0
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	99.2	99.2	99.2

(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	March 31, 2014	December 31, 2014	March 31, 2015

Luchu Development Corporation	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1	86.1
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0	100.0
ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0	100.0
ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0	100.0
Anstock II Limited	Engaged in financing activity and established in July 2014	British Cayman Islands	-	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Module (Kunshan) Inc.	Merged into ASE (Kun Shan) Inc. in September 2014	Kun Shan, China	100.0	100.0	-
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties and was established in January 2015	Shanghai, China	-	-	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0	100.0
ASE Test Finance Limited	In the process of liquidation	Mauritius	100.0	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity and was invested by ASE Assembly & Test (Shanghai) Limited in January 2015	Shanghai, China	-	-	100.0

(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	March 31, 2014	December 31, 2014	March 31, 2015

Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Senetex Investment Co., Ltd.	In the process of liquidation	Nantou, ROC	99.2	99.2	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
Universal ABIT Holding Co., Ltd.	Holding company	British Cayman Islands	99.2	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
Cubuy Corporation	Engaged in the trading of computer systems	Shanghai, China	99.2	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2	99.2
USI Enterprise Limited (“USIE”)	Holding company	Hong Kong	99.1	98.7	98.7
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	88.6	82.1	82.1
Universal Global Technology Co., Limited	Holding company	Hong Kong	88.6	82.1	82.1
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	88.6	82.1	82.1
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	88.6	82.1	82.1
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment and established in May 2014	Shanghai, China	-	82.1	82.1
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	88.6	82.1	82.1
Universal Global Scientific Industrial Co., Ltd.	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	88.6	82.1	82.1
USI Manufacturing Service, Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	88.6	82.1	82.1
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	88.6	82.1	82.1
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	88.6	82.1	82.1
USI@Work, Inc.	After-sale service	U.S.A.	88.6	82.1	82.1
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	88.6	82.1	82.1

(Concluded)

In November 2014, USISH completed its cash capital increase of CNY2,017,690 thousand and the Group’s shareholdings of USISH decreased from 88.6% to 82.1% since the Group did not subscribe for additional new shares.

The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, in 2014, capital surplus was charged an addition of NT$6,877,101 thousand including the effect from the retrospective application of revised IAS 19.

e.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date (i.e. the date when the Group obtains control) fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The Group does not apply the acquisition method to account for business combinations involving entities under common control.

f.	Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the balance sheet date except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

In relation to a partial disposal of a subsidiary that includes a foreign operation does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests of the subsidiary and are not recognized in profit or loss.

g.	Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

h.	Inventories and Inventories Related to Real Estate Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

Inventories related to real estate business include land and buildings held for sale, land held for construction, construction in progress and prepayment for land use rights. Land held for development is recorded as land held for construction upon obtaining the title of ownership. The prepayment is recorded as prepayments for land use rights before obtaining the title of ownership. Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset. Construction in progress is transferred to land and buildings held for sale upon completion. Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made by item. The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers. Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

i.	Investments Accounted for Using the Equity Method

Investments accounted for using the equity method include investments in associates. An associate is an entity over which the Group has significant influence and that is not a subsidiary. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having control over those policies.

The operating results as well as assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. The Group also recognizes the changes in the Group’s share of equity of associates.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

When a group entity transacts with its associate, unrealized profits and losses resulting from the transactions with the associate are eliminated.

j.	Property, Plant and Equipment

Except for land which is stated at cost, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis. Freehold land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is recognized in profit or loss.

k.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss, if any.

Goodwill is not amortized but is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combinations.

If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the cash-generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. A reversal of an impairment loss recognized for goodwill is prohibited in subsequent periods.

l.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment. Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Subsequent to initial recognition, other intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment, on the same basis as intangible assets acquired separately.

m.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n.	Financial Instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a)	Measurement category

The classification of financial assets held by the Group depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

i.	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

․	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

․	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

․	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

ii.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are stated at fair value at each balance sheet date. Changes in the carrying amount of available-for-sale monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group's right to receive the dividends is established.

iii.	Loans and receivables

Loans and receivables including cash and cash equivalents, trade receivables, other receivables, other financial assets and debt investments with no active market are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

b)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis. The Group assesses the collectability of receivables based on the Group’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates. If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss. The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period. In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

c)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

2)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL. Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value with any gains or losses, including dividends or interest paid, arising on remeasurement recognized in profit or loss.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4)	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. When the fair value of derivative instruments is positive, they are recognized as financial assets; when the fair value of derivative instruments is negative, they are recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible Bonds

Convertible bonds issued by the Company that contain liability, conversion option, redemption option and put option (collectively the “Bonds Options”) components are classified separately into respective items on initial recognition. The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as a conversion option derivative. At the date of offering, both the liability and the Bonds Options components are recognized at fair value.

In subsequent periods, the liability component of the convertible bonds is measured at amortized cost using the effective interest method. The Bonds Options are measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the offering of the convertible bonds are allocated to the liability and the Bonds Options components in proportion to their relative fair values. Transaction costs relating to the Bonds Options are recognized immediately in profit or loss. Transaction costs relating to the liability component are included in the carrying amount of the liability component and amortized using the effective interest method.

o.	Hedge Accounting

The Group designates certain hedging instruments as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative gains or losses on the hedging instruments that were previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When the forecast transaction is ultimately recognized in profit or loss, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss or are included in the initial cost as non-financial assets or non-financial liabilities. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

p.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Sale of goods and real estate properties

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

—	The amount of revenue can be reliably measured;

—	It is probable that the economic benefits associated with the transaction will flow to the Group; and

—	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Group and the amount of income can be reliably measured. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

q.	Leasing

The Group as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheets as a finance lease obligation.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

r.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assists that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

s.	Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

t.	Retirement Benefits

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and past service cost) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Group’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior year, adjusted for significant market fluctuations since that time and for significant plan amendments, settlements, or other significant one-off events

u.	Share-based Payment Arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee share options.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options.

v.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income expense in the year the shareholders approve the distribution of earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry-forward and unused tax credits for purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

w.	U.S. Dollar Amounts

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$31.24 to US$1.00 as of March 31, 2015. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Group is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Group’s judgments and estimates.

Due to the rapid technology changes, the Group estimates the net realizable value of inventory for obsolescent and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value. There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Income Taxes

The realizability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise discount rates and expected rates of salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Fair value of Derivatives and Other Financial Instruments

As disclosed in Note 30, the Group’s management uses its judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 30. The Group’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Cash on hand	$10,059	$9,953	$10,130
Checking accounts and demand deposits	35,424,181	43,059,911	40,787,232
Cash equivalent	8,143,248	8,624,546	8,617,074

	$43,577,488	$51,694,410	$49,414,436

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Financial assets designated as at FVTPL

Structured time deposits	$2,313,595	$2,376,050	$2,349,660
Private-placement convertible bonds	100,500	100,500	100,500
	2,414,095	2,476,550	2,450,160

Financial assets held for trading

Swap contracts	715,885	1,907,705	1,313,588
Open-end mutual funds	170,834	533,425	534,322
Forward exchange contracts	13,108	27,811	182,200
Quoted shares	41,178	43,352	37,242
Repurchase agreements collateralized by bonds	—	—	12,779
Cross currency swap contracts	9,578	—	—
Foreign currency option contracts	1,936	—	—
	952,519	2,512,293	2,080,131

	$3,366,614	$4,988,843	$4,530,291

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 19)	$2,275,500	$2,520,606	$3,456,772
Swap contracts	66,531	99,165	142,815
Foreign currency option contracts	28,426	—	90,692
Forward exchange contracts	40,066	31,581	11,071
Interest rate swap contracts	3,418	—	—

	$2,413,941	$2,651,352	$3,701,350

The Group entered into investment portfolios consisting of structured time deposits and private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts. The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

March 31, 2014

Sell NT$/Buy US$	2014.04-2015.03	NT$28,345,711/US$959,000
Sell US$/Buy NT$	2014.04-2014.05	US$64,400/NT$1,950,245
Sell US$/Buy JPY	2014.05	US$65,688/JPY6,750,000
Sell US$/Buy CNY	2014.06-2014.07	US$60,000/CNY365,008
Sell CNY/Buy US$	2015.03	CNY217,288/US$35,000

(Continued)

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell NT$/Buy US$	2015.01-2015.12	NT$36,199,735/US$1,209,000
Sell US$/Buy NT$	2015.01-2015.02	US$132,100/NT$4,149,958
Sell US$/Buy JPY	2015.01	US$72,248/JPY8,450,000
Sell US$/Buy CNY	2015.01-2015.06	US$80,000/CNY503,452
Sell CNY/Buy US$	2015.03	CNY217,288/US$35,000

March 31, 2015

Sell NT$/Buy US$	2015.04-2016.03	NT$52,333,193/US$1,714,000
Sell US$/Buy NT$	2015.04-2015.05	US$80,800/NT$2,540,225
Sell US$/Buy JPY	2015.04-2015.05	US$73,524/JPY8,750,000
Sell US$/Buy CNY	2015.06-2015.07	US$80,000/CNY505,012

(Concluded)

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

March 31, 2014

Sell US$/Buy NT$	2014.04-2014.06	US$30,000/NT$917,365
Sell US$/Buy CNY	2014.04-2014.10	US$104,500/CNY638,843
Sell US$/Buy MYR	2014.04-2014.05	US$9,500/MYR31,322
Sell US$/Buy SGD	2014.04-2014.05	US$8,000/SGD10,134
Sell US$/Buy JPY	2014.04-2014.05	US$7,399/JPY756,482

December 31, 2014

Sell US$/Buy NT$	2015.01	US$14,000/NT$438,434
Sell US$/Buy CNY	2015.01-2015.03	US$127,000/CNY785,683
Sell US$/Buy MYR	2015.01-2015.02	US$6,000/MYR20,860
Sell US$/Buy SGD	2015.01-2015.02	US$11,700/SGD15,211
Sell US$/Buy JPY	2015.01-2015.04	US$18,385/JPY2,177,800

March 31, 2015

Sell US$/Buy NT$	2015.04-2015.06	US$250,000/NT$7,900,770
Sell US$/Buy CNY	2015.04-2015.06	US$205,684/CNY1,290,079
Sell US$/Buy MYR	2015.04-2015.05	US$9,000/MYR33,067
Sell US$/Buy SGD	2015.04-2015.06	US$10,000/SGD13,605
Sell US$/Buy JPY	2015.04-2015.05	US$12,337/JPY1,495,176
Sell NT$/Buy US$	2015.04	NTD2,189,550/US$70,000

At each balance sheet date, the outstanding cross currency swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid (%)	Range of Interest Rates Received (%)

March 31, 2014

NT$598,600/US$20,000	2014.07	(0.19)	0.15

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	(In Thousands)

March 31, 2014

Sell US$ Put／NT$Call	2016.08 (Note)	US$2,000／NT$58,300
Sell US$ Put／NT$Call	2016.09 (Note)	US$2,000／NT$58,200
Sell US$ Put／NT$Call	2016.09 (Note)	US$2,000／NT$58,760
Buy US$ Call／NT$ Put	2016.08 (Note)	US$1,000／NT$29,150
Buy US$ Call／NT$ Put	2016.09 (Note)	US$1,000／NT$29,100
Buy US$ Call／NT$ Put	2016.09 (Note)	US$1,000／NT$29,380

March 31, 2015

Sell US$ Put／NT$ Call	2017.07 (Note)	US$4,000／NT$123,200
Sell US$ Put／NT$ Call	2017.07 (Note)	US$4,000／NT$122,720
Sell US$ Put／NT$ Call	2017.07 (Note)	US$4,000／NT$121,400
Sell US$ Put／NT$ Call	2017.07 (Note)	US$4,000／NT$120,200
Buy US$ Call／NT$ Put	2017.07 (Note)	US$2,000／NT$61,600
Buy US$ Call／NT$ Put	2017.07 (Note)	US$2,000／NT$61,360
Buy US$ Call／NT$ Put	2017.07 (Note)	US$2,000／NT$60,700
Buy US$ Call／NT$ Put	2017.07 (Note)	US$2,000／NT$60,100

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts. The aforementioned outstanding contracts as of March 31, 2014 were all early terminated.

At each balance sheet date, the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid (%)	Range of Interest Rates Received (%)

March 31, 2014

CNY240,000	2015.02	1.35	0.89-1.02

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Open-end mutual funds	$1,867,557	$1,500,434	$949,599
Limited partnership	594,965	555,361	459,187
Quoted ordinary shares	343,841	195,070	229,747
Unquoted ordinary shares	232,664	211,726	214,145
Unquoted preferred shares	16,971	11,779	12,347
	3,055,998	2,474,370	1,865,025
Current	1,922,038	1,533,265	979,247

Non-current	$1,133,960	$941,105	$885,778
9.	DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING

The Group entered into interest rate swap contracts as cash flow hedge to mitigate exposures to future cash flow fluctuations resulting from interest rate changes relating to the Group’s borrowings.

At each balance sheet date, the outstanding interest rate swap contracts of the Group were as follows:

Maturity Period	Notional Amount (In Thousands)	Interest Rates Paid (%)	Interest Rates Received (%)	Expected Period for Future Cash Flow	Expected Period for the Recognition of Gains or Losses from Hedging

March 31, 2014

2014.04	CNY 240,000	2.00	1.34	2014	2014

All interest rate swap contracts exchanging floating interest rates for fixed interest rates were designated as cash flow hedges in order to reduce the Group's cash flow exposure to floating interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amounts accumulated in equity are reclassified to profit or loss over the period that the floating rate interest payments on the borrowings affect profit or loss. (Note 22d)

10.	TRADE RECEIVABLES, NET

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Trade receivables	$37,910,360	$53,004,955	$43,104,975
Less: Allowance for doubtful debts	53,533	84,145	95,494

Trade receivables, net	$37,856,827	$52,920,810	$43,009,481

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of March 31, 2014, December 31, 2014 and March 31, 2015, except that the Group’s five largest customers accounted for 22%, 30% and 26% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Not past due	$34,431,333	$47,387,888	$39,470,599
1 to 30 days	2,784,559	5,222,943	3,217,701
31 to 90 days	577,812	306,052	289,008
More than 91 days	116,656	88,072	127,667

Total	$37,910,360	$53,004,955	$43,104,975

The above aging schedule was based on the past due date.

Aging of receivables that were past due but not impaired

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

1 to 30 days	$2,740,475	$5,191,521	$3,111,186
31 to 90 days	391,299	131,247	169,952
More than 91 days	—	1,407	2,346

Total	$3,131,774	$5,324,175	$3,283,484

The above aging schedule was based on the past due date.

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered recoverable. The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2014	$26,885	$41,235	$68,120
Impairment losses reversed	(11,039)	(2,961)	(14,000)

(Continued)

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Amount written off as uncollectible	$—	$(11)	$(11)
Effect of foreign currency exchange differences	(1,233)	657	(576)

Balance at March 31, 2014	$14,613	$38,920	$53,533

Balance at January 1, 2015	$28,305	$55,840	$84,145
Impairment losses recognized	18,782	(6,242)	12,540
Amount written off as uncollectible	—	(209)	(209)
Effect of foreign currency exchange differences	(502)	(480)	(982)

Balance at March 31, 2015	$46,585	$48,909	$95,494

(Concluded)

Aging of impaired trade receivables

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Not past due	$—	$2,701	$—
1 to 30 days	44,084	31,422	106,515
31 to 90 days	186,513	174,805	119,056
More than 91 days	116,656	86,665	125,321
Total	$347,253	$295,593	$350,892

The above aging schedule was based on the past due date.

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Period-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

For the three months ended March 31, 2014
Citi bank	US$ 49,147	US$ -	US$ 49,147	1.09	US$ 92,000

For the three months ended March 31, 2015
Citi bank	US$ -	US$ -	US$ -	—	US$ 92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. In the commencement of the factoring agreement in 2010, the Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes amounted to

US$27,000 thousand, US$5,000 thousand and US$5,000 thousand as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively. There were no significant losses from commercial disputes in the past and the Group does not expect any significant commercial dispute losses in the foreseeable future.

11.	INVENTORIES

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Finished goods	$3,911,581	$6,568,459	$7,606,145
Work in process	2,410,352	2,064,377	4,236,873
Raw materials	8,189,302	10,155,006	9,775,154
Supplies	591,116	797,353	753,171
Raw materials and supplies in transit	392,864	577,898	1,079,156

	$15,495,215	$20,163,093	$23,450,499

The cost of inventories recognized as operating costs for the three months ended March 31, 2014 and 2015 were NT$44,296,028 thousand and NT$52,348,719 thousand, respectively, which included write-down of inventories at NT$38,404 thousand and reversal of write-down of inventories at NT$216,787 thousand, respectively. Previous write-downs were reversed as a result of selling of inventories.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Land and buildings held for sale	$5,322	$5,558	$5,475
Construction in progress (Note 17)	15,820,564	22,242,065	22,397,694
Land held for construction	1,692,764	1,738,855	1,751,428
Prepayments for land use rights	3,255,304	—	—

	$20,773,954	$23,986,478	$24,154,597

Land and buildings held for sale located in Shanghai Zhangjiang was successively completed and sold. Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China. The capitalized borrowing costs for the three months ended March 31, 2014 and 2015 is disclosed in Note 23.

As of March 31, 2014, December 31, 2014 and March 31, 2015, inventories related to real estate business of NT$20,768,632 thousand, NT$23,697,339 thousand and NT$23,845,869 thousand, respectively, are expected to be recovered longer than twelve months.

Refer to Note 32 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount
	Main	Establish- ment and Operating	March 31, 2014	December 31, 2014	March 31, 2015
Name of Associate	Business	Location	NT$	NT$	NT$

Listed companies
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	$1,306,830	$1,351,400	$1,461,631
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	115,917	99,052	86,953
Unlisted companies
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	352,100	342,138	340,796
StarChips Technology Inc. (“SCT”)	Engaged in design, manufacturing and sale of LED driver IC	ROC	47,856	—	—
			1,822,703	1,792,590	1,899,380
	Less: Deferred gain on transfer of land		300,149	300,149	300,149
	Accumulated impairment - SCT		47,856	—	—

			$1,474,698	$1,492,441	$1,589,231
a.	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	March 31, 2014	December 31, 2014	March 31, 2015

HC	26.2%	26.2%	26.2%
AMPI	22.1%	18.2%	18.2%
HCK	27.3%	27.3%	27.3%
SCT	33.3%	-	-

b.	In January 2014, the Company subscribed for 20,000 thousand private-placement ordinary shares of AMPI in NT$100,000 thousand. The Company obtained significant influence over AMPI since the percentage of ownership was 27.4% after taking into account the shares previously held and recognized as available-for-sale financial assets. The private-placement ordinary shares were restricted for disposal during a 3-year lock-up period. In addition, the Company did not join AMPI’s cash capital increase in February and April 2014 and, as the result, the percentage of ownership decreased from 27.4% to 18.2%. After the consideration of potential voting rights that are currently convertible, the Company still has significant influence over AMPI.

c.	The Company did not subscribe for SCT’s cash capital increase in May 2014 and, therefore, the percentage of ownership decreased from 33.3% to 5.6%. As the result, the Company had no significant influence over SCT and the investment in SCT was reclassified to available-for-sale financial assets.

d.	Fair values (Level 1) of investments in associates with available published price quotation are summarized as follows:

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

HC	$1,180,432	$1,427,499	$1,564,759
AMPI	$329,088	$184,862	$146,557
14.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Land	$3,314,594	$3,348,018	$3,338,104
Buildings and improvements	44,761,670	56,395,710	56,117,941
Machinery and equipment	72,471,991	84,171,647	81,828,123
Other equipment	1,357,717	1,816,687	1,694,371
Construction in progress and machinery in transit	8,516,407	5,855,053	7,076,830

	$130,422,379	$151,587,115	$150,055,369

For the three months ended March 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$3,295,758	$70,593,537	$208,351,905	$6,384,589	$7,009,702	$295,635,491
Additions	—	575,923	1,587,144	68,493	2,296,507	4,528,067
Disposals	—	(36,406)	(2,287,869)	(178,424)	(3,810)	(2,506,509)
Reclassification	—	37,844	626,158	35,199	(730,255)	(31,054)
Effect of foreign currency exchange differences	18,836	529,369	1,629,929	131,181	(35,473)	2,273,842

Balance at March 31, 2014	$3,314,594	$71,700,267	$209,907,267	$6,441,038	$8.536.671	$299,899,837

Accumulated depreciation and impairment

Balance at January 1, 2014	$—	$25,826,936	$133,266,723	$5,044,501	$—	$164,138,160
Depreciation expense	—	951,171	5,175,028	143,757	—	6,269,956
Impairment losses recognized	—	—	—	—	20,264	20,264
Disposals	—	(34,112)	(2,076,247)	(177,003)	—	(2,287,362)
Effect of foreign currency exchange differences	—	194,602	1,069,772	72,066	—	1,336,440

Balance at March 31, 2014	$—	$26,938,597	$137,435,276	$5,083,321	$20,264	$169,477,458

For the three months ended March 31, 2015

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1,2015	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690
Additions	—	39,119	161,210	28,418	6,242,723	6,471,470
Disposals	—	(52,234)	(1,203,060)	(63,361)	(2,959)	(1,321,614)
Reclassification	—	1,243,898	3,903,169	60,746	(5,207,813)	—
Effect of foreign currency exchange differences	(9,914)	(668,696)	(1,654,216)	(73,924)	189,816	(2,216,934)

Balance at March 31,2015	$3,338,104	$87,287,341	$234,876,730	$7,134,453	$7,083,984	$339,720,612

(Continued)

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Accumulated depreciation and impairment

Balance at January 1,2015	$—	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575
Depreciation expense	—	1,160,993	5,901,740	194,265	—	7,256,998
Disposals	—	(51,850)	(1,198,116)	(60,920)	—	(1,310,886)
Effect of foreign currency exchange differences	—	(269,287)	(1,152,997)	(59,150)	(10)	(1,481,444)

Balance at March 31,2015	$—	$31,169,400	$153,048,607	$5,440,082	$7,154	$189,665,243

(Concluded)

A portion of property, plant and equipment was unable to be used for the Group’s production due to production demand and the Group recognized an impairment loss of NT$20,264 thousand under the line item of other losses in the consolidated statements of comprehensive income for the three months ended March 31, 2014.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the three months ended March 31, 2014 and 2015 are disclosed in Note 23.

Refer to Note 32 for the carrying amount of property, plant and equipment that had been pledged by the Group to secure bank borrowings.

15.	GOODWILL

	2014	2015
	NT$	NT$

Cost

Balance at January 1	$12,336,816	$12,434,411
Effect of foreign currency exchange differences	35,042	(18,594)

Balance at March 31	$12,371,858	$12,415,817

Accumulated impairment

Balance at January 1 and March 31	$(1,988,996)	$(1,988,996)

16.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Patents	$23,143	$15,768	$15,550
Acquired specific technology	67,784	5,116	—
Customer relationships	621,056	501,501	452,530
Computer software and others	851,601	945,486	1,019,596

	$1,563,584	$1,467,871	$1,487,676

For the three months ended March 31, 2014

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2014	$1,021,750	$1,113,947	$1,579,015	$3,848,793	$7,563,505
Additions	—	—	—	88,151	88,151
Disposals	—	—	—	(5)	(5)
Reclassification	—	—	—	(95)	(95)
Effect of foreign currency exchange differences	788	—	—	21,942	22,730

Balance at March 31, 2014	$1,022,538	$1,113,947	$1,579,015	$3,958,786	$7,674,286

Accumulated amortization

Balance at January 1, 2014	$985,999	$1,025,273	$924,194	$3,022,215	$5,957,681
Amortization expense	13,116	20,890	33,765	67,500	135,271
Disposals	—	—	—	(1)	(1)
Reclassification	—	—	—	2,516	2,516
Effect of foreign currency exchange differences	280	—	—	14,955	15,235

Balance at March 31, 2014	$999,395	$1,046,163	$957,959	$3,107,185	$6,110,702

For the three months ended March 31, 2015

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2015	$1,025,191	$1,113,947	$1,579,015	$3,067,341	$6,785,494
Additions	209	—	—	162,766	162,975

(Continued)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$
Disposals	$(30)	$—	$—	$(1,177)	$(1,207)
Effect of foreign currency exchange differences	(921)	—	—	(29,557)	(30,478)

Balance at March 31, 2015	$1,024,449	$1,113,947	$1,579,015	$3,199,373	$6,916,784

Accumulated amortization

Balance at January 1, 2015	$1,009,423	$1,108,831	$1,077,514	$2,121,855	$5,317,623
Amortization expense	1,134	5,116	48,971	80,607	135,828
Disposals	(30)	—	—	(1,177)	(1,207)
Effect of foreign currency exchange differences	(1,628)	—	—	(21,508)	(23,136)

Balance at March 31, 2015	$1,008,899	$1,113,947	$1,126,485	$2,179,777	$5,429,108

(Concluded)

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Patents	5-15 years
Acquired specific technology	5 years
Customer relationships	11 years
Computer software and others	2-32 years

17.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with periods for use from 50 to 60 years. As of March 31, 2014, December 31, 2014 and March 31, 2015, the carrying amount of the land use right which the Group was in the process of obtaining the certificates was NT$18,408 thousand, NT$17,594 thousand and nil, respectively. During January 1, 2014 to March 31, 2014, the land use right located in China which the Group obtained the certificates was reclassified from long-term prepayments for lease to construction in progress under inventories related to real estate business.

18.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.77%-6.16%, 0.81%-6.00% and 0.63%-5.60% as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively.

b.	Long-term borrowings

As of March 31, 2014, December 31, 2014 and March 31, 2015, the long-term borrowings with fixed interest rates were NT$721,313 thousand, NT$1,192,975 thousand and NT$115,147 thousand, respectively, with annual interest rates at 2.50%-6.15%, 1.10%-6.15% and 6.15%, respectively. The fixed interest rate long-term borrowings will be repayable through May 2015. As of March 31, 2014,

December 31, 2014 and March 31, 2015, the current portion of long-term borrowings with fixed interest rates were nil, NT$116,876 thousand and NT$115,147 thousand, respectively. The others were floating interest rate borrowings and consisted of the followings:

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Working capital bank loans
Syndicated bank loans - repayable through April 2015 to July 2018, annual interest rates were 0.88%-2.32%, 0.90%-1.83% and 1.33%-1.84% as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively	$12,335,100	$10,760,548	$11,602,910
Others - repayable through June 2016 to August 2019, annual interest rates were 1.04%-5.32% 1.03%-3.74% and 0.94%-3.77% as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively	20,355,102	12,479,650	11,709,200
Mortgage loans
Repayable through December 2015 to June 2023, annual interest rates were 1.40%-7.20%, 6.77% and 6.49%-6.77% as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively	683,167	2,534,483	2,496,988
	33,373,369	25,774,681	25,809,098
Less: unamortized arrangement fee	53,105	32,225	26,991
	33,320,264	25,742,456	25,782,107
Less: current portion	5,032,977	2,714,131	1,032,087

Long-term borrowings	$28,287,287	$23,028,325	$24,750,020

Pursuant to the above loan agreements, the Group should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements under local GAAP. As of December 31, 2014, the Group was in compliance with all of the loan covenants.

The Group had sufficient long term credit facility obtained before March 31, 2014 to refinance some portion of the loans on a long-term basis. Therefore, NT$3,117,943 thousand were not classified as current portion of long-term borrowings as of March 31, 2014.

19.	BONDS PAYABLE

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016 and interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000	$8,000,000

(Continued)

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Unsecured convertible overseas bonds	$12,188,000	$12,660,000	$12,520,000
Secured overseas bonds - secured by the Company
US$300,000 thousand, repayable at maturity in July 2017; interest due semi-annually with annual interest rate 2.125%	—	9,495,000	9,390,000
CNY500,000 thousand, repayable at maturity in September 2016 and interest due semi-annually with annual interest rate 4.25%	2,476,390	2,586,207	2,547,947
CNY150,000 thousand, repaid in September 2014 with annual interest rate 3.13%	742,917	—	—
	23,407,307	32,741,207	32,457,947
Less: Discounts on bonds payable	1,689,861	1,471,076	1,365,292
	21,717,446	31,270,131	31,092,655
Less: Current portion	741,695	—	—

	$20,975,751	$31,270,131	$31,092,655

In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of March 31, 2015, the conversion price was adjusted to NT$31.93.

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on or after the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the Bonds Options aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.

To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by the Company and the proceeds will be used to fund certain eligible projects to promote the Group's transition to low-carbon and climate resilient growth.

20.	OTHER PAYABLES

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Payables for property, plant and equipment	$4,204,888	$7,097,129	$6,117,364
Accrued salary and bonus	4,120,201	5,550,040	4,862,833
Accrued bonus to employees and remuneration to directors and supervisors	2,158,184	2,602,796	3,099,005
Accrued legal settlement fee	365,640	814,185	—
Accrued employee insurance	477,012	572,259	583,458
Accrued utilities	450,767	495,404	445,851
Others	4,063,679	5,232,703	4,826,717

	$15,840,371	$22,364,516	$19,935,228
21.	RETIREMENT BENEFIT PLANS

The Group’s pension plans consisted of defined contribution retirement plan and defined benefit retirement plan. Employee benefit expenses in respect of the Group’s defined benefit retirement plans were calculated using the projected pension cost stated in 2013 and 2014 actuarial reports and recognized in the following line items in respective periods:

	2014 (Reviewed after Adjusted)	2015
	NT$	NT$

Operating cost	$79,491	$80,980
Selling and marketing expenses	2,424	2,568
General and administrative expenses	14,685	11,735
Research and development expenses	8,258	9,596

	$104,858	$104,879
22.	EQUITY

a.	Share capital

Ordinary shares

	March 31, 2014	December 31, 2014	March 31, 2015

Numbers of shares authorized (in thousands)	9,600,000	10,000,000	10,000,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000	800,000

(Continued)

	March 31, 2014	December 31, 2014	March 31, 2015

Numbers of shares registered (in thousands)	7,787,160	7,852,538	7,860,492
Numbers of shares subscribed in advance (in thousands)	25,816	9,178	28,451

Number of shares issued and fully paid (in thousands)	7,812,976	7,816,725	7,888,943

(Concluded)

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Shares authorized	$96,000,000	$100,000,000	$100,000,000

Shares reserved
Employee share options	$8,000,000	$8,000,000	$8,000,000

Shares registered	$77,871,596	$78,525,378	$78,604,915
Shares subscribed in advance	465,527	189,801	583,035

Shares issued	$78,337,123	$78,715,179	$79,187,950

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of March 31, 2014, December 31, 2014 and March 31, 2015, there were 100,000 thousand, 500,000 thousand and 500,000 thousand ordinary shares, respectively, included in the authorized shares were not required to complete the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of March 31, 2014, December 31, 2014 and March 31, 2015, 102,578 thousand, 125,731 thousand and 125,731 thousand ADSs were outstanding and represented approximately 512,892 thousand, 628,657 thousand and 628,657 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	March 31, 2014 (Reviewed after Adjusted)	December 31, 2014 (Audited after Adjusted)	March 31, 2015
	NT$	NT$	NT$

Arising from changes in percentage of ownership interest in subsidiaries	$2,177,229	$9,054,328	$9,054,328
Arising from issuance of ordinary shares	4,518,813	5,325,382	5,438,357
Arising from employee share options	1,302,208	1,178,210	1,146,346
Arising from treasury share transactions	236,214	425,004	425,004
Arising from share of changes in capital surplus of associates	8,862	30,134	30,134

	$8,243,326	$16,013,058	$16,094,169

The premium from ordinary shares issued in excess of par, including the premium from issuance of ordinary shares, treasury share transactions and carrying amount of expired options, may be used to offset deficits; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to capital up to a certain percentage of the Company’s capital surplus each year.

The capital surplus arising from investments accounted for using the equity method and employee share options may not be used for any purpose.

c.	Retained earnings and dividend policy

The Articles of Incorporation of ASE Inc. (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as compensation to directors and supervisors;

7)	Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the board of directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the board of directors.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

For the three months ended March 31, 2014 and 2015, the accrued bonus to employees of the Company was NT$339,291 thousand and NT$443,424 thousand, respectively, and the accrued compensation to directors and supervisors of the Company was NT$30,845 thousand and NT$40,311 thousand, respectively. The accrued bonus to employees and compensation to directors and supervisors represented 11% and 1%, respectively, of net income (net of the bonus and compensation) for the three months ended March 31, 2014 and 2015. Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the consolidated financial statements are authorized for issue are adjusted in the year the bonus and compensation were recognized. If there is a change in the proposed amounts after the consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses and thereafter distributed.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriation of earnings, the bonus to employees (distributed in cash) and the compensation to directors and supervisors for 2013 resolved at the Company’s annual shareholders’ meetings in June 2014, and the appropriation of earnings, the bonus to employees (distributed in cash) and the compensation to directors and supervisors for 2014 approved by the Company’s board of directors in March 2015 were as follows:

	Appropriation of Earnings		Dividend Per Share
	For Year 2013	For Year 2014	For Year 2013	For Year 2014
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,568,907	$2,359,267
Special reserve reversed	(309,992)	—
Cash dividends	10,156,005	15,589,825	$1.30	$2.00

	$11,414,920	$17,949,092
	For Year 2013	For Year 2014
	NT$	NT$

Bonus to employees	$1,587,300	$2,335,600
Compensation to directors and supervisors	144,000	211,200

The differences between the resolved or approved amounts of the bonus to employees and compensation to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the year ended December 31, 2013 and 2014 was deemed changes in estimates. The difference was NT$385 thousand and NT$1,330 thousand and had been adjusted in earnings for the year ended December 31, 2014 and 2015, respectively.

Information regarding the bonus to employees and the compensation to directors and supervisors approved by the Company’s board of directors and resolved by the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

d.	Others equity items

1)	Exchange differences on translating foreign operations

	2014 (Reviewed after Adjusted)	2015
	NT$	NT$

Balance at January 1	$(525,583)	$4,541,761

(Continued)

	2014 (Reviewed after Adjusted)	2015
	NT$	NT$

Exchange differences arising on translating foreign operations	1,539,896	(1,617,220)
Share of exchange difference of associates accounted for using the equity method	1,358	(144)

Balance at March 31	$1,015,671	$2,924,397

(Concluded)

2)	Unrealized gain on available-for-sale financial assets

	2014	2015
	NT$	NT$

Balance at January 1	$426,246	$526,778
Unrealized gain (loss) arising on revaluation of available-for-sale financial assets	80,145	(54,617)
Cumulative gain reclassified to profit or loss on disposal of available-for-sale financial assets	(22,188)	(404)
Share of unrealized gain on available-for-sale financial assets of associates accounted for using the equity method	136,892	93,131

Balance at March 31	$621,095	$564,888
3)	Cash flow hedges

	2014	2015
	NT$	NT$

Balance at January 1	$(3,279)	$—
Gain arising on changes in fair value of hedging instruments - Interest rate swap contracts	898	—
Cumulative losses arising on changes in fair value of hedging instruments reclassified to profit or loss - Interest rate swap contracts	1,971	—

Balance at March 31	$(410)	$—
f.	Treasury shares (in thousand shares)

	Beginning		Retirement/	Ending
	Balance	Addition	Decrease	Balance

Three months ended March 31, 2014

Shares held by subsidiaries	145,883	—	—	145,883

(Continued)

	Beginning		Retirement/	Ending
	Balance	Addition	Decrease	Balance

Three months ended March 31, 2015

Shares held by subsidiaries	145,883	—	—	145,883
Shares reserved for bonds conversion	—	120,000	—	120,000

	145,883	120,000	—	265,883

(Concluded)

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Fair Value
	(in thousand shares)	NT$	NT$

March 31, 2014

ASE Test	88,200	$1,380,721	$2,981,176
J&R Holding	46,704	381,709	1,578,587
ASE Test, Inc.	10,979	196,677	371,083

	145,883	$1,959,107	$4,930,846

December 31, 2014

ASE Test	88,200	$1,380,721	$3,360,438
J&R Holding	46,704	381,709	1,779,413
ASE Test, Inc.	10,979	196,677	418,291

	145,883	$1,959,107	$5,558,142

March 31, 2015

ASE Test	88,200	$1,380,721	$3,726,470
J&R Holding	46,704	381,709	1,973,234
ASE Test, Inc.	10,979	196,677	463,853

	145,883	$1,959,107	$6,163,557

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds to be issued in the future. As of March 31, 2015, the Company has completed the repurchase and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 per share.

g.	Non-controlling interests

	2014 (Reviewed after Adjusted)	2015
	NT$	NT$

Balance at January 1	$4,133,282	$8,219,098
Attributable to non-controlling interests:
Share of profit for the period	118,624	181,235
Exchange difference on translating foreign operations	49,336	(98,299)
Unrealized gain on available-for-sale financial assets	216	311
Non-controlling interest relating to issue of ordinary shares under employee share options	11,709	16,396

Balance at March 31	$4,313,167	$8,318,741
23.	PROFIT BEFORE INCOME TAX

a.	Other income

	For the Three Months Ended March 31
	2014	2015
	NT$	NT$

Dividends income	$3,417	$65,750
Interest income	58,712	51,305
Government subsidy	37,961	45,522
Rental income	16,623	16,131

	$116,713	$178,708
b.	Other losses

	For the Three Months Ended March 31
	2014	2015
	NT$	NT$

Net gains on financial assets designated as at FVTPL	$199,038	$144,385
Net gains (losses) arising on financial instruments held for trading	127,258	(1,113,303)
Foreign exchange (losses) gains, net	(668,322)	539,877
Others	101,537	43,265

	$(240,489)	$(385,776)

c.	Finance costs

	For the Three Months Ended March 31
	2014	2015
	NT$	NT$

Total interest expense for financial liabilities measured at amortized cost	$620,895	$637,427
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(12,719)	(48,156)
Property, plant and equipment	(20,231)	(11,939)
	587,945	577,332
Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss	1,971	—
Other finance costs	8,443	5,056

	$598,359	$582,388

Information relating to the capitalized borrowing costs was as follows:

	For the Three Months Ended March 31
	2014	2015

Annual interest capitalization rates
Inventories related to real estate business (%)	6.00-7.21	5.60-6.77
Property, plant and equipment (%)	0.88-6.15	0.86-6.15

d.	Depreciation and amortization

	For the Three Months Ended March 31
	2014	2015
	NT$	NT$

Property, plant and equipment	$6,269,956	$7,256,998
Intangible assets	135,271	135,828

Total	$6,405,227	$7,392,826

Summary of depreciation by function
Operating costs	$5,829,700	$6,794,062
Operating expenses	440,256	462,936

	$6,269,956	$7,256,998

Summary of amortization by function
Operating costs	$49,496	$31,263
Operating expenses	85,775	104,565

	$135,271	$135,828

e.	Employee benefits expense

	For the Three Months Ended March 31
	2014 (Reviewed after Adjusted)	2015
	NT$	NT$

Post-employment benefits
Defined contribution plans	$363,809	$410,806
Defined benefit plans	104,858	104,879
	468,667	515,685
Equity-settled share-based payments	33,487	12,875
Salary, incentives and bonus	8,952,610	10,425,557
Other employee benefits	1,368,944	1,581,010

	$10,823,708	$12,535,127

Summary of employee benefits expense by function
Operating costs	$7,430,242	$8,695,488
Operating expenses	3,393,466	3,839,639

	$10,823,708	$12,535,127
24.	INCOME TAX

a.	Income tax expense recognized in profit or loss

The major components of income tax expense were as follows:

	For the Three Months Ended March 31
	2014 (Reviewed after Adjusted)	2015
	NT$	NT$

Current income tax
In respect of the current period	$554,249	$871,438
Income tax on unappropriated earnings	25,737	49,452
Adjustments for prior periods	1,569	23,935
	581,555	944,825

Deferred income tax
In respect of the current period	100,631	(16,993)
Effect of foreign currency exchange differences	47,827	(71,652)
	148,458	(88,645)

Income tax expense recognized in profit or loss	$730,013	$856,180

b.	Integrated income tax

As of March 31, 2014, December 31, 2014 and March 31, 2015, unappropriated earnings were all generated on and after January 1, 1998. As of March 31, 2014, December 31, 2014 and March 31, 2015, the balance of the Imputation Credit Account (“ICA”) was NT$733,341 thousand, NT$934,038 thousand and NT$951,809 thousand, respectively.

The creditable ratio for the distribution of earnings of 2013 and 2014 was 6.10% (actual) and 6.23% (estimated), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated after January 1, 1998. Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends. Starting from 2015, the allowed tax credit is adjusted to 50% of the income tax paid in the ROC by the Company for ROC resident shareholders or 50% of the 10% income tax on undistributed earnings for non-resident shareholders. The expected creditable ratio for the 2014 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

c.	Income tax assessments

Income tax returns of ASE Inc. and its ROC subsidiaries have been examined by authorities through 2012 and through 2010 to 2013, respectively. ASE Inc. and some of its ROC subsidiaries disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and applied for appeal procedures. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years.

25.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the period

	For the Three Months Ended March 31
	2014 (Reviewed after Adjusted)	2015
	NT$	NT$

Net profit for the period attributable to owners of the Company	$3,449,675	$4,469,201
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(38,168)	(50,910)

Earnings used in the computation of diluted earnings per share	$3,411,507	$4,418,291

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Three Months Ended March 31
	2014	2015

Weighted average number of ordinary shares in computation of basic earnings per share	7,654,229	7,706,555
Effect of potentially dilutive ordinary shares:
Employee share options	81,751	97,694
Bonus to employees	54,736	63,902

Weighted average number of ordinary shares in computation of diluted earnings per share	7,790,716	7,868,151

The Group is able to settle the bonus to employees by cash or shares. The Group presumed that the entire amount of the bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

If the outstanding convertible bonds issued by the Company were converted to ordinary shares, earnings used in the computation of diluted earnings per share would have increased. Therefore, they were anti-dilutive and excluded from the computation of diluted earnings per share.

26.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has four employee share option plans for full-time employees of the Group. Each unit represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

In December 2014, the board of directors approved the 5th employee share option plan. The plan has been declared to the authority and became effective in April 2015 while the options have not yet granted to employees.

a.	ASE Inc. Option Plans

Information about share options was as follows:

	For the Three Months Ended March 31
	2014		2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	285,480	$20.5	209,745	$20.7
Options forfeited	(570)	20.5	(238)	20.8
Options exercised	(25,150)	18.0	(27,218)	20.5

Balance at March 31	259,760	20.7	182,289	20.8

Options exercisable, end of period	203,776	20.7	162,370	20.7

The weighted average share prices at the dates of exercise of share options for the three months ended March 31, 2014 and 2015 was NT$29.6 and NT$41.4, respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

March 31, 2014	$ 11.1-13.5	0.9
	20.4-22.6	5.1

December 31, 2014	11.1-13.5	0.4
	20.4-22.6	4.4

March 31, 2015	11.1-13.5	0.1
	20.4-22.6	4.2
b.	ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Three Months Ended March 31
	2014		2015
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,545	$1.7	28,545	$1.7
Options forfeited	—	—	(75)	1.7
Balance at March 31	28,545	1.7	28,470	1.7

Options exercisable, end of period	28,545	1.7	28,470	1.7

As of March 31, 2014, December 31, 2014 and March 31, 2015, the remaining contractual life was 3.7 years, 3 years and 2.7 years, respectively.

c.	USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans. USIE modified its option plan granted in 2007 by extending the contractual life to 12 years. The incremental fair value was all recognized as employee benefits expense in the years of modifications since the options were all vested.

Information about share options was as follows:

	For the Three Months Ended March 31
	2014		2015
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	34,939	$2.1	34,159	$2.1
Options forfeited	—	—	(36)	2.7
Balance at March 31	34,939	2.1	34,123	2.1

Options exercisable, end of period	28,281	2.0	30,871	2.0

Information on USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

March 31, 2014	$1.5	4.7
	2.4-2.9	6.6

December 31, 2014	1.5	5.0
	2.4-2.9	5.8

March 31, 2015	1.5	4.7
	2.4-2.9	5.6

27.	NON-CASH TRANSACTIONS

For the three months ended March 31, 2014 and 2015, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Three Months Ended March 31
	2014	2015
	NT$	NT$

Payments for property, plant and equipment
Purchase of property, plant and equipment	$4,528,067	$6,471,470
Increase in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	263,667	323,152
Decrease (increase) in payables for property, plant and equipment	(796,285)	979,765
Capitalized borrowing costs	(20,231)	(11,939)

	$3,975,218	$7,762,448

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$252,367	$11,919
Decrease (increase) in other receivables	(234,831)	19,336

	$17,536	$31,255
28.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 17, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through January 2023. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2015 to 2017 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$302,031 thousand and NT$365,508 thousand for the three months ended March 31, 2014 and 2015, respectively.

29.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity. The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 18.

30.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of March 31, 2014, December 31, 2014 and March 31, 2015, respectively, were as follows:

	Carrying Amount	Fair Value
	NT$	NT$

March 31, 2014	$21,717,446	$22,298,551
December 31, 2014	31,270,131	31,702,988
March 31, 2015	31,092,655	31,656,393
2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was level 3 which was determined based on discounted cash flows or the last trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

March 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$—	$2,313,595	$—	$2,313,595
Private-placement convertible bonds	—	100,500	—	100,500

Derivative financial assets
Swap contracts	—	715,885	—	715,885
Forward exchange contracts	—	13,108	—	13,108
Cross currency swap contracts	—	9,578	—	9,578
Foreign currency option contracts	—	1,936	—	1,936

Non-derivative financial assets held for trading
Open-end mutual funds	170,834	—	—	170,834
Quoted shares	41,178	—	—	41,178

	$212,012	$3,154,602	$—	$3,366,614

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Available-for-sale financial assets
Open-end mutual funds	$1,867,557	$—	$—	$1,867,557
Limited partnership	—	—	594,965	594,965
Quoted shares	343,841	—	—	343,841
Unquoted shares	—	—	249,635	249,635

	$2,211,398	$—	$844,600	$3,055,998

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$—	$2,275,500	$—	$2,275,500
Swap contracts	—	66,531	—	66,531
Forward exchange contracts	—	40,066	—	40,066
Foreign currency option contracts	—	28,426	—	28,426
Interest rate swap contracts	—	3,418	—	3,418

	$—	$2,413,941	$—	$2,413,941

Derivative financial liabilities for hedging
Interest rate swap contracts	$—	$515	$—	$515

December 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$—	$2,376,050	$—	$2,376,050
Private-placement convertible bonds	—	100,500	—	100,500

Derivative financial assets
Swap contracts	—	1,907,705	—	1,907,705
Forward exchange contracts	—	27,811	—	27,811

Non-derivative financial assets held for trading
Open-end mutual funds	533,425	—	—	533,425
Quoted shares	43,352	—	—	43,352

	$576,777	$4,412,066	$—	$4,988,843

Available-for-sale financial assets
Open-end mutual funds	$1,500,434	$—	$—	$1,500,434
Limited Partnership	—	—	555,361	555,361

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Unquoted shares	$—	$—	$223,505	$223,505
Quoted shares	195,070	—	—	195,070

	$1,695,504	$—	$778,866	$2,474,370

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$—	$2,520,606	$—	$2,520,606
Swap contracts	—	99,165	—	99,165
Forward exchange contracts	—	31,581	—	31,581

	$—	$2,651,352	$—	$2,651,352

March 31, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$—	$2,349,660	$—	$2,349,660
Private-placement convertible bonds	—	100,500	—	100,500

Derivative financial assets
Swap contracts	—	1,313,588	—	1,313,588
Forward exchange contracts	—	182,200	—	182,200

Non-derivative financial assets held for trading
Open-end mutual funds	534,322	—	—	534,322
Quoted shares	37,242	—	—	37,242
Repurchase agreements collateralized by bonds	12,779	—	—	12,779

	$584,343	$3,945,948	$—	$4,530,291

Available-for-sale financial assets
Open-end mutual funds	$949,599	$—	$—	$949,599
Limited partnership	—	—	459,187	459,187
Quoted shares	229,747	—	—	229,747
Unquoted shares	—	—	226,492	226,492

	$1,179,346	$—	$685,679	$1,865,025

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$—	$3,456,772	$—	$3,456,772

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Swap contracts	$—	$142,815	$—	$142,815
Foreign currency option contracts	—	90,692	—	90,692
Forward exchange contracts	—	11,071	—	11,071

	$—	$3,701,350	$—	$3,701,350

(Concluded)

There were no transfers between Level 1 and Level 2 for the three months ended March 31, 2014 and 2015.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the three months ended March 31, 2014 and 2015 were as follows:

	2014	2015
	NT$	NT$

Balance at January 1	$797,162	$778,866
Purchase	30,000	1,279
Total gains (losses) recognized in other comprehensive income	17,438	(94,466)

Balance at March 31	$844,600	$685,679

As of March 31, 2014 and 2015, unrealized gain of NT$31,390 thousand and unrealized loss of NT$113,071 thousand, recorded in other comprehensive income under the heading of unrealized gain (loss) on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and cross currency swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates at balance sheet dates and contract forward rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Structured time deposits and private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or stock prices at balance sheet dates and contract interest rate ranges or conversion prices, discounted at rates that reflected the credit risk of various counterparties.

(Concluded)

b) Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are valued using discounted cash flow technique and a comparable multiple technique. The significant unobservable inputs used in the discounted cash flow technique were discount rates of 9.10% to 12.98% and the terminal growth rates of 2.00% to 2.50%. Any significant increase in discount rates or any significant decrease in terminal growth rates would result in a decrease in the fair value of the investments in limited partnership. The significant unobservable input used in the comparable multiple technique was EBITDA multiples of 9.00 to 9.36. Any significant decrease in multiples would result in a decrease in the fair value of the investments in limited partnership.

c.	Categories of financial instruments

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Financial assets

FVTPL
Designated as at FVTPL	$2,414,095	$2,476,550	$2,450,160
Held for trading	952,519	2,512,293	2,080,131
Available-for-sale financial assets	3,055,998	2,474,370	1,865,025
Loans and receivables (Note 1)	82,693,906	106,158,279	93,957,781

Financial liabilities

FVTPL
Held for trading	2,413,941	2,651,352	3,701,350
Derivative instruments in designated hedge accounting relationships	515	—	—
Measured at amortized cost (Note 2)	131,472,852	157,157,392	145,291,870

Note 1: The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note 2: The balances included financial liabilities measured at amortized cost which comprise short-term and long-term borrowings, trade and other payables, bonds payable and long-term payables.

d.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group's risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group's exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 35.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”). 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$28,000 thousand and NT$21,000 thousand for the three months ended March 31, 2014 and 2015, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The sensitivity analysis for foreign currency exchange rate risk to which the Group was exposed at each balance sheet date was unrepresentative of a risk inherent for the three months ended March 31, 2014 and 2015.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Group's financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Fair value interest rate risk
Financial liabilities	$22,428,159	$34,003,038	$32,650,080

Cash flow interest rate risk
Financial assets	43,841,095	51,603,455	45,107,352
Financial liabilities	65,204,504	65,149,698	49,192,986

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the three months ended March 31, 2014 and 2015 would have decreased or increased by NT$54,000 thousand and NT$11,000 thousand , respectively.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, open-end mutual funds and repurchase agreements collateralized by bonds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the three months ended March 31, 2014 and 2015 would have increased or decreased by NT$3,200 thousand and NT$6,900 thousand, respectively, and other comprehensive income before income tax for the three months ended March 31, 2014 and 2015 would have increased or decreased by NT$31,000 thousand and NT$19,000 thousand, respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the three months ended March 31, 2014 and 2015 would have decreased approximately by NT$550,000 thousand and NT$820,000 thousand, respectively, or increased approximately by NT$490,000 thousand and NT$750,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. The Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$
March 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$17,327,692	$15,333,209	$2,485,878	$550,159	$28,053
Floating interest rate liabilities	11,631,224	15,233,311	15,076,344	25,685,293	—
Fixed interest rate liabilities	288,576	179,224	1,377,018	23,783,165	—

	$29,247,492	$30,745,744	$18,939,240	$50,018,617	$28,053

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$23,660,711	$21,370,876	$4,606,064	$155,599	$29,139
Floating interest rate liabilities	21,534,220	9,003,403	12,364,453	23,870,629	175,302
Fixed interest rate liabilities	684,039	838,234	846,899	34,458,859	—

	$45,878,970	$31,212,513	$17,817,416	$58,485,087	$204,441

March 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$21,402,615	$18,335,866	$3,991,953	$158,295	$28,817
Floating interest rate liabilities	10,917,633	5,951,171	8,260,435	25,471,004	142,975
Fixed interest rate liabilities	9,149,721	2,855,138	1,856,541	32,928,356	—

	$41,469,969	$27,142,175	$14,108,929	$58,557,655	$171,792

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group's liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

March 31, 2014

Net settled
Forward exchange contracts	$2,465	$800	$—
Foreign currency option contracts	2,690	—	—

	$5,155	$800	$—

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

Gross settled
Forward exchange contracts
Inflows	$2,061,385	$1,499,197	$364,651
Outflows	(2,071,529)	(1,505,604)	(365,640)
	(10,144)	(6,407)	(989)

Swap contracts
Inflows	3,385,217	8,443,526	24,214,547
Outflows	(3,342,734)	(8,328,483)	(23,542,686)
	42,483	115,043	671,861

Cross currency swap contracts
Inflows	166	355	609,566
Outflows	—	—	(598,600)
	166	355	10,966

Interest rate swap contracts
Inflows	3,992	—	8,742
Outflows	(5,944)	—	(12,169)
	(1,952)	—	(3,427)

	$30,553	$108,991	$678,411

December 31, 2014

Gross settled
Forward exchange contracts
Inflows	$3,662,813	$1,959,573	$9,241
Outflows	(3,655,279)	(1,940,145)	(9,331)
	7,534	19,428	90

Swap contracts
Inflows	10,342,259	4,621,200	33,399,031
Outflows	(10,215,834)	(4,461,118)	(31,646,310)
	126,425	160,082	1,752,721

	$133,959	$179,510	$1,752,631

March 31, 2015

Net settled
Forward exchange contracts	$42,770	$31,550	$—

Gross settled
Forward exchange contracts
Inflows	$4,429,731	$3,124,080	$—
Outflows	(4,357,138)	(3,061,620)	—
	72,593	62,460	—

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

Swap contracts
Inflows	$11,515,758	$13,338,518	$36,186,615
Outflows	(11,427,204)	(13,023,847)	(35,216,495)
	88,554	314,671	970,120

Foreign currency option contracts
Inflows	250,400	—	—
Outflows	(243,760)	—	—
	6,640	—	—

	$167,787	$377,131	$970,120

(Concluded)

31.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Company contributed NT$100,000 thousand to ASE Cultural and Educational Foundation in January 2015 for environmental charity in promoting the related domestic environmental protection and public service activities (Note 33).

Except for the aforementioned, the Group had no material transactions with related parties for the three months ended March 31, 2014 and 2015.

b.	Compensation to key management personnel

	For the Three Months Ended March 31
	2014	2015
	NT$	NT$

Short-term employee benefits	$192,637	$247,992
Post-employment benefits	1,338	799
Share-based payments	10,106	5,883

	$204,081	$254,674

The compensation to the Company’s key management personnel is according to personal performance and market trends.

32.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 10, the following assets were provided as collateral for bank borrowings, the tariff guarantees of imported raw materials:

	March 31, 2014	December 31, 2014	March 31, 2015
	NT$	NT$	NT$

Inventories related to real estate business	$12,722,773	$15,164,858	$15,245,880
Property, plant and equipment
Land	299,059	—	—
Buildings and improvements	329,207	—	—
Other financial assets (including current and non-current)	240,932	268,562	267,140

	$13,591,971	$15,433,420	$15,513,020
33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of March 31, 2014, December 31, 2014 and March 31, 2015, unused letters of credit of the Group were approximately NT$327,000 thousand, NT$137,000 thousand and NT$63,000 thousand, respectively.

2)	As of March 31, 2014, December 31, 2014 and March 31, 2015, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$12,565,000 thousand, NT$17,498,000 thousand and NT$13,083,000 thousand, respectively, of which NT$1,893,305 thousand, NT$1,516,396 thousand and NT$2,204,144 thousand had been prepaid, respectively.

3)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan.

b.	Non-cancellable operating lease commitments

March 31, 2015
NT$

Less than 1 year	$221,307
1 to 5 years	291,489
More than 5 years	399,492

$912,288

34. SIGNIFICANT SUBSEQUENT EVENTS

a.	To enhance operational flexibility via structural adjustments, the board of directors of the Company’s subsidiary, USI, resolved in January 2015 the spin-off of its investment business as well as capital reduction of NT$16,012,966 thousand by reducing 1,601,297 thousand shares (a reduction ratio of 97.56%), and will assign its investment business to USI, Inc. (“New USI”), a newly established business entity. As the consideration of the business value to be spun-off by USI, New USI will issue 1,000,000 thousand new ordinary shares to the shareholders of USI. Based on the shareholdings on the record date of the spin-off, the shareholders of USI will receive 609.27 shares of New USI’s ordinary share in exchange of each 1,000 shares of USI’s ordinary share. The record date of the spin-off was April 1, 2015. USI completed the registration process of capital reduction on April 17, 2015, and New USI also completed the registration of the incorporation on the same date. After the spin-off, the Group will have control over both USI and New USI, and the spin-off will not have material impact on the financial position and business operation of the Group.

b.	The Group’s subsidiary, USIE, sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand in April 2015 and, as a result, the Group’s shareholdings of USISH decreased from 82.1% to 77.2%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH.

c.	The Company’s board of directors resolved on May 8, 2015 to set up the joint venture with TDK Corporation (“TDK”) to invest in ASE Embedded Electronics Inc. (“ASEEE Inc.”) with US$39,490 thousand. The Company will invest US$20,140 thousand in ASEEE Inc. and have its shareholdings of 51%. In addition, ASEE Inc. will pay TDK US$19,350 thousand for TDK’s technology licensing of IC embedded substrates.

d.	The Company’s board of directors resolved on May 8, 2015 to offer the fourth unsecured convertible overseas bonds up to US$220,000 thousand. The Company’s treasury shares are reserved for the bonds’ conversion.

35.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

March 31, 2014

Monetary financial assets
US$	$2,393,922	US$1=NT$30.47	$72,942,803
US$	609,562	US$1=CNY6.1521	18,573,354
JPY	700,527	JPY1=NT$0.296	207,356
JPY	7,834,452	JPY1=US$0.0097	2,318,998

Monetary financial liabilities
US$	2,167,342	US$1=NT$30.47	66,038,911
US$	897,340	US$1=CNY6.1521	27,341,950
JPY	4,134,392	JPY1=NT$0.296	1,223,780
JPY	7,929,439	JPY1=US$0.0097	2,347,114

December 31, 2014

Monetary financial assets
US$	3,086,749	US$1=NT$31.65	97,695,606
US$	649,271	US$1=CNY6.119	20,549,427
JPY	3,354,008	JPY1=NT$0.2646	887,471
JPY	8,787,236	JPY1=US$0.0084	2,325,103

(Continued)

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

Monetary financial liabilities
US$	$2,896,001	US$1=NT$31.65	$91,658,432
US$	976,913	US$1=CNY6.119	30,919,296
JPY	3,159,712	JPY1=NT$0.2646	836,060
JPY	8,903,753	JPY1=US$0.0084	2,355,933

March 31, 2015

Monetary financial assets
US$	3,013,817	US$1=NT$31.30	94,332,472
US$	899,483	US$1=CNY6.1422	28,153,818
JPY	2,990,021	JPY1=NT$0.2604	778,601
JPY	9,069,796	JPY1=US$0.0083	2,361,775

Monetary financial liabilities
US$	2,760,153	US$1=NT$31.30	86,392,789
US$	1,213,318	US$1=CNY6.1422	37,976,853
JPY	3,363,106	JPY1=NT$0.2604	875,753
JPY	9,223,101	JPY1=US$0.0083	2,401,695

(Concluded)

The significant realized and unrealized foreign exchange gains (losses) were as follows:

	For the Three Months Ended March 31, 2014		For the Three Months Ended March 31, 2015
Foreign Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)

US$	US$1=NT$30.47	$54,818	US$1=NT$31.30	$63,660
NT$		(669,505)		478,250
CNY	CNY1=NT$4.9528	(48,144)	CNY1=NT$5.0959	(33,857)

		$(662,831)		$508,053
36.	OTHERS

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”). The Administrative Decision was to impose a fine of NT$110,065 thousand which has been recorded under the line item of other losses for the year ended December 31, 2013. On April 7, 2014, the amount of the fine was amended to NT$109,359 thousand by the KEPB. On January 17, 2014, the Company retained lawyers to file an administrative appeal to nullify the Administrative Decision with the Kaohsiung City Government, but the administrative appeal was dismissed. The Company next retained lawyers to file an administrative complaint to revoke the part of the Administrative Decision pertaining to the fine, and the case is being heard by the Kaohsiung High Administrative Court. Meanwhile, owing to the event above, on January 3, 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act and the judgment was handed down on October 20, 2014, in which the Company was fined NT$3,000 thousand, recorded under the line item of other losses for the year ended December 31, 2014, for violation of Article 47 of the Waste Disposal Act. The Company filed an appeal against the judgment, and the case is being heard by the Taiwan High Court's Kaohsiung Branch Court.

37.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; provides electronics manufacturing services. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the three months ended March 31, 2014 and 2015 was as follows:

Segment revenues and results

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the three months ended March 31, 2014

Revenue from external customers	$26,721,795	$5,784,611	$21,365,420	$827,760	$—	$54,699,586
Inter-segment revenues (Note)	1,159,620	35,665	9,849,377	1,924,733	(12,969,395)	—
Segment profit before income tax	2,199,129	1,159,631	823,153	116,399	—	4,298,312
Segment assets	147,704,828	41,426,507	50,653,328	40,051,572	—	279,836,235

For the three months ended March 31, 2015

Revenue from external customers	29,320,940	6,179,494	28,300,126	861,598	—	64,662,158
Inter-segment revenues (Note)	2,321,374	41,548	13,840,869	1,908,166	(18,111,957)	—
Segment profit before income tax	3,113,244	1,439,318	850,120	103,934	—	5,506,616
Segment assets	161,566,543	42,655,418	75,160,530	43,107,041	—	322,489,532

Note: Inter-segment revenues were eliminated upon consolidation.